          3000 Leadenhall Road
          Mt. Laurel, NJ 08054
October 14, 2010
Via Overnight Courier and EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Michael R. Clampitt, Esq.

Re:	PHH Corporation
Form 10-K for the year ended December 31, 2009, filed March 1, 2010
Schedule 14A and Amendment to Schedule 14A, filed April 30, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed April 30, 2010
Form 10-Q for the quarterly period ended June 30, 2010, filed August 3, 2010
File No. 001-07797
Dear Mr. Clampitt:
This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated September 10, 2010 (the “Comment Letter”), in respect of the following filings of PHH Corporation, a Maryland corporation (“we”, “our” or “us”): (i) our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 1, 2010 (the “2009 Form 10-K”); (ii) our Proxy Statement on Schedule 14A filed with the Commission on April 30, 2010 and the Amendment thereto (the “Proxy Statement”); (iii) our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed with the Commission on April 30, 2010 (the “First Quarter Form 10-Q”); and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, filed with the Commission on August 3, 2010 (the “Second Quarter Form 10-Q”).
The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

October 14, 2010

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
General
Comment No. 1
Please undertake to minimize in your future filings your frequent use of defined and abbreviated terms throughout the document which makes your disclosure difficult for an investor to understand contrary to Rule 421(b)(3). In addition, please refer throughout the document to Cendant as “Cendant (now known as Avis Budget Group, Inc.)” to avoid confusion.
Response:
We will undertake to minimize in our future filings the frequent use of defined and abbreviated terms and to refer to Cendant Corporation as “Cendant Corporation (now known as Avis Budget Group, Inc.)” to avoid confusion.
Business, page 5
History, page 5
Comment No. 2
We note your obligations to Cendant and its successor Avis Budget Group and the risk factors relating to these obligations. Pursuant to Item 101(a), please expand your one sentence description, on page 5, of the spin-off from Cendant to summarize the circumstances and terms of the spin off and to describe all of your continuing legal obligations and business relationships with Cendant, its successors and any entities spun off from Cendant. Please discuss the relationship between Realogy, Cendant and you, including common ownership.
Response:
We completed our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.) (“Cendant”) on January 31, 2005, and have been a separate reporting company since February 1, 2005. We note that Realogy Corporation (formerly Cendant’s real estate services division) was spun-off from Cendant in 2006 and, as a result, neither we nor Realogy Corporation are currently owned by Cendant. Due, in part, to the conclusion during the third quarter of 2010 of the audit by the Internal Revenue Service of Cendant’s 2003-2006 federal income tax returns, we no longer view the circumstances of our spin-off from Cendant, or the Separation Agreement (as defined in the 2009 Form 10-K) or the Amended Tax Sharing Agreement (as defined in the 2009 Form 10-K) that we entered into with Cendant, as material to our business or results of operations. Accordingly, we intend to revise our disclosures beginning with our Annual Report on Form 10-K for the period ended December 31, 2010, to eliminate references to our spin-off from Cendant in our disclosures required by Item 101(a) of Regulation S-K. Further, we undertake to include in our future filings disclosures describing our continuing legal obligations and business relationships with Cendant, its successors and any entities spun off from

October 14, 2010

Cendant, including Realogy Corporation, to the extent such obligations and business relationships are material and such disclosures are required by Regulation S-K.
Mortgage Servicing Segment, page 10
Comment No. 3
We note your disclosure of major geographical concentrations of mortgage loan servicing activities. Given the significant increase in mortgage loans delinquent for more than 90 days in 2009, please consider revising your future filings to also provide geographical concentrations of delinquency and foreclosure statistics for your loan servicing portfolio.
Response:
We intend to include in our future filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2010, disclosures concerning geographical concentrations of delinquency and foreclosure statistics for our loan servicing portfolio.
Mortgage Guaranty Reinsurance Business, page 10
Comment No. 4
In order to help investors better understand how you may be affected by regional housing and economic conditions, please revise future filings here or in the table on page 86 to disclose any geographical concentrations of loans for which you have provided mortgage reinsurance.
Response:
We intend to include in our future filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2010, disclosures concerning geographical concentrations of loans for which we have provided mortgage reinsurance.
Risk Factors, page 17
Comment No. 5
We note that you identify thirty three risk factors described in over fifteen pages of your Form 10-K. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section “the most significant factors that make the offering speculative or risky.” Item 503(c) explicitly directs: “Do not present risks that could apply to any issuer or any offering.” Please delete those risk factors that do not comply with these requirements and prohibitions including, but not limited to, the following:
•	the second risk factor, which is on page 17, regarding the risks from general business economic environmental and political conditions;

October 14, 2010

•	the sixth risk factor, which is on page 20, regarding the risk from “adverse developments” in the asset-backed securities market;

•	the eleventh risk factor, which is on page 22, regarding the risks from changes in interest rates;

•	the twelfth risk factor, which is on page 22, regarding the risks from the values of your assets being based on your estimates;

•	the twentieth risk factor, which is on page 27, regarding the risks of various legal proceedings;

•	the twenty first risk factor, which is on page 27, regarding the risks from assumptions and estimates;

•	the twenty second risk factor, which is on page 27, regarding the risks from changes in accounting standards;

•	the twenty third risk factor, which is on page 28, regarding the risks from your dependence on information provided by customers and counterparties;

•	the twenty fourth risk factor, which is on page 28, regarding the risks from an interruption or breach of your information systems;

•	the twenty fifth risk factor, which is on page 28, regarding the risks from not adopting to technological changes;

•	the twenty ninth risk factor, which is on page 29, regarding the risks of a limited public market (despite being listed on the New York Stock Exchange) and stock price volatility; and

•	the thirtieth risk factor, which is on page 29, regarding the risks of further issuances of stock and hedging may depress the trading price of your common stock.
Response:
We intend to include a comprehensive revised risk factors section in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, and to delete the following risk factors consistent with the Staff’s comment:
•	the second risk factor on page 17 of our 2009 Form 10-K regarding the risks from general business economic environmental and political conditions;

•	the twentieth risk factor on page 27 of our 2009 Form 10-K regarding the risks of various legal proceedings;

•	the twenty first risk factor on page 27 of our 2009 Form 10-K regarding the risks from assumptions and estimates;

•	the twenty second risk factor on page 27 of our 2009 Form 10-K regarding the risks from changes in accounting standards;

•	the twenty third risk factor on page 28 of our 2009 Form 10-K regarding the risks from our dependence on information provided by customers and counterparties;

•	the twenty fourth risk factor on page 28 of our 2009 Form 10-K regarding the risks from an interruption or breach of our information systems;

•	the twenty fifth risk factor on page 28 of our 2009 Form 10-K regarding the risks from not adapting to technological changes; and

October 14, 2010

•	the twenty ninth risk factor on page 29 of our 2009 Form 10-K regarding the risks of a limited public market and stock price volatility.
We intend to combine the sixth risk factor on page 20 of our 2009 Form 10-K regarding the risks from adverse developments in the asset-backed securities market with the thirteenth risk factor on page 22 of our 2009 Form 10-K in response to the Staff’s comments provided in Comment Number 6 below. We also intend to retain and revise in response to the Staff’s comments provided in Comment Number 6 below (i) the eleventh risk factor on page 22 of our 2009 Form 10-K regarding the risks from changes in interest rates, (ii) the twelfth risk factor on page 22 of our 2009 Form 10-K regarding the risks from the values of our assets being based on our estimates, and (iii) the thirtieth risk factor on page 29 of our 2009 Form 10-K regarding the risks of further issuances of stock and hedging activities may depress the trading price of our common stock, each as set forth in Exhibit A attached to this letter except to the extent that any such disclosures would no longer be accurate due to changed circumstances.
Further, in connection with our preparation of the attached Exhibit A, we have also determined that the following risk factors included in our 2009 Form 10-K are no longer material or relevant in light of recent events and, accordingly, we intend to delete such risk factors:
•	the ninth risk factor on page 21 of our 2009 Form 10-K regarding the risks from conditions in the North American automotive industry;

•	the sixteenth risk factor on page 25 of our 2009 Form 10-K regarding the risks from government agency audits associated with our Fleet Management Services’ government contracts;

•	the seventeenth risk factor on page 25 of our 2009 Form 10-K regarding the risks that some of our mortgage loan origination arrangements with financial institutions could be subject to termination in certain change in control transactions;

•	the eighteenth risk factor on page 26 of our 2009 Form 10-K regarding the risks from vicarious liability in connection with our Fleet Management Services activities;

•	the twenty sixth risk factor on page 28 of our 2009 Form 10-K regarding the risks associated with our agreements with Cendant and Realogy not necessarily reflecting arm’s-length negotiations;

•	the twenty seventh risk factor on page 29 of our 2009 Form 10-K regarding the risks associated with our indemnification obligations to, and our rights to seek indemnification from, Cendant and Realogy;

•	the twenty eighth risk factor on page 29 of our 2009 Form 10-K regarding the tax risks associated with our arrangements and agreements with Cendant entered into in connection with our spin-off from Cendant; and

•	the thirty second risk factor on page 30 of our 2009 Form 10-K regarding the risks associated with the accounting for our convertible notes.
Comment No. 6
Please revise the risk factor section to comply with the requirements of Securities Act Release No. 33-7497 that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations” and Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material

October 14, 2010

adverse effect on you and which directs that you include “specific disclosure of how your [operations] [financial condition] [business] would be affected” by each risk.
For instance, most of your risk factors repeatedly state that the risks “could have a material adverse effect on our business, financial position, results of operations or cash flows.” Please be more specific in distinguishing the effect of one factor from another and describing how you would or could be affected and the magnitude of the effect and any secondary or indirect effects. In addition, almost all of your risks include effects that you claim could or may occur when it is more accurate to indicate that an effect would or will occur.

Please provide to us and undertake to include in your future filings, revision of your risk factors as follows:
•	revise the first risk factor to better explain the magnitude of the risk including but not limited to the following:
o	revise the last sentence of the first paragraph to disclose the amount and percentage of your revenues and profits attributable to loans derived from Realogy and its affiliates;

o	revise the first bullet point to identify those representations, warranties, covenants or other agreements that have the most risk that you might materially breach them;

o	explain that if you lose the exclusive recommendation, a competitor will replace you as the recommended provider of mortgage and loans and the risk is you will likely lose most if not all of the business from Realogy;

o	discuss any other risks that you may lose the business from the exclusive recommendation;
•	revise the third risk factor, which is on page 18, to identify in the types of “adverse developments” that pose a high risk to you and explain specific consequences from “lack liquidity under our debt arrangements to fund future loan commitments;”

•	revise the fourth risk factor, which is on page 19, to quantify the amount of your loan sales in your last fiscal year that you sold to Government Sponsored Enterprises, identify the “other material financial benefits” that you receive from any GSE and quantify those benefits, and explain how you would be affected by the loss of those benefits and the loss of that market for your mortgages;

•	revise the fifth risk factor, which his on page 19 to revise the caption to clarify that you have been adversely impacted and the risk is that the impact may increase and discuss the extent to which the composition of your mortgage portfolio and the terms under which you sell mortgages (such as selling them with recourse) contribute to the risks;

•	revise the seventh risk factor, which is on page 20, to revise the caption to include the risk that you will incur substantial losses from hedging beyond those you would have suffered from a change in interest rates alone and that-you use hedging to mitigate the prepayment risks, identify specific hedging strategies that you have employed to manage interest rate risks, explain the risks of each strategy, quantify the range in the exposure during the past fiscal year, disclose

October 14, 2010

the extent to which these hedging strategies are reflected on your balance sheet or off, and disclose in the first paragraph on page 21 the losses you refer to from hedging;
•	revise the eighth risk factor, which is on page 21, and the related caption to reflect the risk that your business depends on a few major business relationships (which you should identify) without any one of which you would suffer a material loss in revenues;

•	revise the tenth risk, factor, which is on page 22, to identify substance of the representations and warranties that provide the basis for the claims against you, clarify that breaches of these do (not “may”) require you to repurchase or indemnify, quantify the trends your identify (increase in loan repurchase, loan repurchase demands, indemnification payment and indemnification requests), explain the consequences to you of repurchasing a loan and explain that the nature of your indemnification including whether there is any limit on the amount and identify the direct effect of the increases instead of repeating the vague phrase in the last sentence;

•	revise the eleventh risk factor, which is on page 22, to move it to accompany the seventh risk factor and to identify in both risk factors those assets that you use derivative and other strategies to hedge against changes and those that you don’t;

•	revise the twelfth risk factor, which is on page 22, to quantify the amount and percentage of “substantial portion” your assets are valued based on your estimates of fair market value, identify the major categories of assets whose value is estimated by you, explain the role of hedging and derivatives in making these estimates and delete the phrase at the end of the risk factor and replace it with statement that the risk is that value of your assets may be overstated or understated;

•	combine the thirteen risk factor which is on page 22 with the sixth risk factor which also relates to your sources of funding;

•	revise the fifteenth risk factor, which is on page 24, to address specific risks that constitute “the most significant factors that make ... [an investment in your stock] speculative or risky” and delete the fourth paragraph reading vicarious liability since you address those risks in the eighteenth risk factor;

•	revise the nineteenth risk factor, which is on page 26, to clarify in the caption that you face risks due to your debt no longer being rated investment grade, briefly discuss the reasons for the downgrade, and address any risk of further downgrades;

•	revise the twenty fifth risk factor which is on page 28, to revise the caption and the text to identify specific risks that constitute “the most significant factors that, make ... [an investment in your stock] speculative or risky,” explain why the negotiations were not arms length, identify the general effect of the lack of arms length negations on the terms of the agreements (were they more or less favorable to you), identify all the agreements to which you refer, and identify specific provisions of the relevant agreements that pose the highest risk to you;

•	revise the twenty seventh risk factor, which is on page 29, to quantify your obligations which you characterize as “significant,” under the indemnification

October 14, 2010

agreements, disclose that the IRS is auditing the tax returns of Cendant and whether there is a risk the IRS may challenge the tax free treatment of the Spinoff or other transactions, clarify which entities have the right to indemnification, identify the transactions to which the indemnification applies and discuss the indemnification rights you have Cendant or Realogy that you refer to in the caption and the last sentence;
•	revise the twenty eighth risk factor, which is on page 29, to identify each of the “arrangement and agreements” to which you refer, revise your statement that they “could impact” you to identify and quantify specific consequences to you and clarify that the audits to which you refer are being conducted the Internal Revenue Service and disclose the years being audited and the settlement of any audits;

•	revise the thirty first risk factor, which is on page 30, to quantify the maximum number of shares that may be sold in comparison to the average daily trading volume, and disclose the timing of the observations period to which you refer in the second to last sentence; and

•	revise the thirty first risk factor, which is on page 30, to quantify the original issue discount and the stated coupon rates of the convertible notes.
Response:
In response to the Staff’s comment, we have carefully considered each element of the Staff’s comment and have prepared a substantially revised risk factors section that we intend to include in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as shown in the attached Exhibit A to this letter except to the extent that any such disclosures would no longer be accurate due to changed circumstances.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Comment No. 7
Please revise the “Overview” as follows:
•	revise the first paragraph to discuss the ramifications of your dependence on the mortgage service segments for more than 75 percent of your profits given the trends in the real estate industry; and

•	revise the second paragraph to identify the specific types of expenses that you have reduced and plan to reduce.
Response:
We intend to revise the “Overview” section included in Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, to discuss the ramifications of our dependence on our Mortgage Production and Mortgage Servicing segments for a substantial portion of our profits given the trends in the real estate industry, including the high degree of earnings volatility resulting from our significant exposure to the real estate markets. We also intend to revise the second paragraph of the

October 14, 2010

“Overview” section to identify specific types of expenses that we have reduced and plan to reduce in connection with our transformation initiatives.
Fleet Industry Trends, page 40
Comment No. 8
You disclose on page 41 that you have modified the lease pricing associated with billings to the clients of your Fleet Management Services segment to correlate more closely with your underlying cost of funds. Please tell us and revise future filings to disclose the impact, if any, this modification of lease pricing is expected to have on the segment’s future profitability and/or results of operations.
Response:
As disclosed on page 41 of our 2009 Form 10-K, we have worked to modify the lease pricing associated with billings to the clients of our Fleet Management Services segment to correlate more closely with our underlying costs of funds, which we believe is also reflective of revised pricing throughout the fleet management industry. Overall, these efforts have had a positive impact on the profitability of our Fleet Management Services segment. Although we presently expect that these efforts will continue to benefit future periods, we do not presently expect that such benefits will directly result in a material impact on the future profitability and/or results of operations of our Fleet Management Services segment. Accordingly, we no longer believe this matter constitutes a known material trend or uncertainty and we have not included any disclosure regarding this matter in our First Quarter Form 10-Q or our Second Quarter Form 10-Q.
Quantitative and Qualitative Disclosures About Market Risk
Mortgage Reinsurance, page 85
Comment No. 9
You disclose on page 85 that your liability for incurred but not reported losses associated with your mortgage reinsurance activities was $108 million as of December 31, 2009. However, your table on page 86 indicates the maximum potential exposure to reinsurance losses for loans originated in 2005 through 2007 was $142 million and you expect cumulative losses for loans originated in these years will reach their maximum potential exposure for each respective year. Therefore, please tell us and revise your future filings to clarify why your liability for mortgage reinsurance activities is less than the $142 million in expected losses for loans originated in 2005 through 2007.
Response:
In accordance with ASC 944-40-25-1, we record a liability for mortgage reinsurance losses when losses attributable to reinsured loans are incurred and incurred but not reported.
Our mortgage reinsurance liability as of December 31, 2009, was $108 million and reflects our estimate of incurred and incurred but not reported losses as of December 31, 2009, in accordance with ASC 944-40-

October 14, 2010

25-1. For loans originated in 2005 through 2007, based on current actuarial projections, we expect future losses incurred throughout the remaining term of our respective reinsurance contracts will eventually equal our maximum potential exposure to reinsurance losses of $142 million for such loans.
ASC 944-40-25-1 requires that we accrue for incurred and incurred but not reported losses existing as of the balance sheet date, rather than the maximum potential future exposure or expected future reinsurance losses. Expected future losses and expected future premiums are considered in determining whether or not an additional premium deficiency reserve is required. As of December 31, 2009, our liability of $108 million represents losses that have been incurred and incurred but not reported. Based upon our estimates of expected future losses and expected future premiums, no premium deficiency reserve was required.
We intend to revise our future filings beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, to clarify why our liability for mortgage reinsurance losses is less than the $142 million in expected losses for loans originated in 2005 through 2007.
Consolidated Financial Statements
Note 11 – Debt and Borrowing Arrangements, page 120
Comment No. 10
It appears from your disclosures on page 125 that the 2014 Sold Warrants and the 2012 Sold Warrants contain certain anti-dilution adjustments. Please tell us how you considered the second criteria of ASC 815-40-15-7 as well as Examples 9 and 17 of ASC 815-40-55 in determining equity classification for your 2014 Sold Warrants, 2012 Sold Warrants, 2012 Conversion Option and 2012 Purchased Option as of December 31, 2009. Please describe how you considered the second criteria of ASC 815-40-15-7 separately for each instrument.
Response:
The second criteria of ASC 815-40-15-7 requires the evaluation of the settlement provisions of the instruments (or embedded feature) to determine whether an instrument or embedded feature shall be considered indexed to an entity’s own stock.
Set forth below is a summary of our analysis and conclusion as it relates to the second criteria of ASC 815-40-15-7 with reference to Example 9 and Example 17 of ASC 815-40-55, where applicable, in determining equity classification for our (A) 2014 Sold Warrants and 2012 Sold Warrants, (B) 2012 Conversion Option and (C) 2012 Purchased Options.
(A) 2014 Sold Warrants and 2012 Sold Warrants (the “Sold Warrants”)
Background
In connection with the sale of our 4.00% Convertible Senior Notes due 2014 (the “2014 Convertible Notes”), we sold warrants (the “2014 Sold Warrants”) to purchase shares of our common stock with a strike price of $34.74 per share which, in concert with the 2014 Purchased Options (as defined in the

October 14, 2010

2009 Form 10-K), generally have the effect of increasing the conversion price of the 2014 Convertible Notes to $34.74 per share.
In connection with the sale of our 4.00% Convertible Senior Notes due 2012 (the “2012 Convertible Notes”), we sold warrants (the “2012 Sold Warrants”) to purchase shares of our common stock with a strike price of $27.20 per share which, in concert with the 2012 Purchased Options (as defined in the 2009 Form 10-K), generally have the effect of increasing the conversion price of the 2012 Convertible Notes to $27.20 per share.
Both the 2014 Sold Warrants and 2012 Sold Warrants were sold pursuant to agreements that, for purposes relevant to our analysis and conclusions in determining equity classification, have substantially the same anti-dilution provisions and, therefore, have been evaluated together for purposes of this response.
Evaluation of Step 2 of ASC 815-40-15-7
In accordance with Step 2 of ASC 815-40-15-7, an equity linked instrument is considered to be indexed to the reporting entity’s stock if either of the following two conditions is met:
1.	The instrument is a “fixed-for-fixed” forward or option on equity shares, or

2.	When the instrument’s strike price or number of shares used to calculate the settlement amount is not fixed, the only variables that could affect the instrument’s settlement amount are inputs used in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares.
For the Sold Warrants, the calculation of the settlement amount of the shares is based upon the stock price at the date of exercise less the strike price of the instruments. We reviewed the potential settlement adjustments of the Sold Warrants to determine whether or not the Sold Warrants would be considered indexed to our stock based on the two conditions above. We noted that the strike price or number of shares could change based upon the occurrence of certain events, including the issuance of a dividend or the issuance or sale of shares related to a merger or acquisition. Therefore, we evaluated whether or not these variables that could affect the settlement amount are inputs used in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares.
ASC 815-40-15-7G provides various assumptions that are implicit in standard pricing models for equity-linked financial instruments. “For example, the Black-Scholes-Merton option-pricing model assumes that the underlying shares can be sold short without transaction costs and that stock prices will be continuous. Accordingly, for purposes of applying Step 2, fair value inputs include adjustments to neutralize the effects of events that can cause stock price discontinuities.”
Analysis
In reviewing the potential settlement adjustments for the Sold Warrants, we concluded that the settlement adjustments were designed to adjust the terms of the instrument to offset the net gain or loss resulting from an event that is potentially dilutive to the value of the Sold Warrants such as a dividend, merger announcement, or other related activity. A standard pricing model would have an implicit assumption that

October 14, 2010

the settlement provisions of the Sold Warrants would be adjusted for these types of activities such that the position could be hedged without undue transaction costs. Therefore, the valuation of the Sold Warrants would only be subject to ordinary market price changes in our underlying stock.
Consideration of Example 9 and Example 17
In Example 9, the strike price was reset based upon an entity selling or issuing shares at a then-current market price that is below the current strike price. Since the issuance or sale of shares for an amount equal to the then-current market price of those shares would not dilute the holders of outstanding shares and equity-linked instruments, it would not be considered a fair value input of a fixed-for-fixed option or forward contract on equity shares and, therefore, would not be considered indexed to the entity’s own stock. In the case of the Sold Warrants, the provisions only adjust the settlement calculation to offset any net gain or loss resulting from an event that is potentially dilutive to the value of the Sold Warrants. Therefore, Example 9 would not be applicable to the Sold Warrants.
Example 17 is similar to the Sold Warrants in that the only adjustments to the settlement calculation are adjustments to offset any net gain or loss that was a direct effect of the dilutive event. Thus, the conclusion in Example 17 supports our conclusion that the Sold Warrants are indexed to our common stock.
Conclusion
Since the potential settlement adjustments for the Sold Warrants would be considered fair value inputs in a fixed-for-fixed forward or option on equity shares, the Sold Warrants are considered to be indexed to our stock.
(B) 2012 Conversion Option
Background
The 2012 Convertible Notes provide each holder thereof with the option of converting (the “2012 Conversion Option”) such notes into shares of our common stock at an initial conversion price of approximately $20.50 per share.
The 2012 Convertible Notes Indenture pursuant to which the 2012 Convertible Notes were issued includes certain anti-dilution provisions similar to the Sold Warrants that may result in an adjustment to the Conversion Rate (as defined in the 2012 Convertible Notes Indenture).
Evaluation of Step 2 of ASC 815-40-15-7
We reviewed the potential settlement adjustments of the 2012 Conversion Option and noted that they were substantially the same as discussed above related to the Sold Warrants and were designed to adjust the terms of the 2012 Conversion Option to offset the net gain or loss resulting from a dividend, merger announcement, or other related activity that could be dilutive to the value of the 2012 Conversion Option. Since the evaluation of the settlement provisions for the 2012 Conversion Option is similar to the analysis for the Sold Warrants, please refer to the discussion above for the Sold Warrants.

October 14, 2010

Conclusion
Since the potential settlement adjustments for the 2012 Conversion Option would be considered fair value inputs in a fixed-for-fixed forward or option on equity shares, the 2012 Conversion Option is considered to be indexed to our stock.
(C) 2012 Purchased Options
Background
We purchased the 2012 Purchased Options with an exercise price equal to the initial conversion price of the 2012 Convertible Notes (or approximately $20.50 per common share) in a quantity equal to the number of shares issuable upon conversion of the 2012 Convertible Notes.
Evaluation of Step 2 of ASC 815-40-15-7
We reviewed the potential settlement adjustments of the 2012 Purchased Options and noted that any settlement adjustments to the strike price, number of units, or any other variable are made to mirror any adjustments made under the 2012 Conversion Option. Since the 2012 Purchased Options have substantially the same settlement adjustments as the 2012 Conversion Option and Sold Warrants, please refer to the discussion above for the Sold Warrants.
Conclusion
Since the potential settlement adjustments for the 2012 Purchased Options would be considered fair value inputs in a fixed-for-fixed forward or option on equity shares, the 2012 Purchased Options are considered to be indexed to our stock.
Note 14 – Commitments and Contingencies – Loan Recourse, page 133
Comment No. 11
We note your disclosure that you sell a majority of your loans on a non-recourse basis. We also note your disclosure that you provide representations and warranties to purchasers and insurers of the loans sold and may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may have to be borne by you. Please tell us and revise your future filings to address the following for your representations and warranties exposure:
•	If you have a liability related to your representations and warranties, and if so, quantify the amount as of each period end;

•	Disclose the level of significant unresolved claims existing at the balance sheet dates by claimant (purchaser, insurer, other) and loan type (prime, subprime, Alt-A, etc.);

•	Whether, as part of your estimation of your accrued liability, you are only considering currently impaired loans that have been sold or if you consider all loans sold, including currently performing loans. If the former, tell us how you are satisfied that all incurred losses have been appropriately accrued for;

October 14, 2010

•	If you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued;

•	Whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies and explain how this is factored into the estimation of your accrued liability; and

•	Address any trends or differences in your exposure to repurchase requests relative to others in your industry.
Response:
The following table presents a trend of our liability for loan repurchases and indemnifications (which includes potential claims from alleged breaches of representations and warranties) for the periods indicated:

(in millions)
June 30,	March 31,	December 31,	December 31,
2010	2010	2009	2008
$ 68	$60	$51	$32
The following table presents a summary of our outstanding loan repurchase and indemnification claims by claimant as of June 30, 2010, and December 31, 2009:

Unpaid Principal Balance of Loans Subject to	June 30,	December 31,
Loan Repurchase and Indemnification Claims:	2010	2009
	(In millions)
Investor Requests:
Claims pending (1)	$7	$10
Claims appealed (2)	45	27
Claims open to review (3)	40	34

Total investor requests	92	71

Insurer Requests:
Claims pending (1)	1	2
Claims appealed (2)	11	7
Claims open to review (3)	11	12

Total insurer requests	23	21

Total outstanding loan repurchase and indemnification claims	$115	$92

(1)	Loans in claim pending status above represent loans that have completed the review process where we have agreed with the representation and warranty breach and repurchases are pending final execution.

(2)	Loans in appealed status above represent loans that have completed the review process where we have disagreed with the representation and warranty breach and a response from the claimant is pending. Based on claims received and appealed between June 30, 2009, and June 30, 2010, that have been resolved, we were successful in refuting over 90% of such claims.

(3)	Loans in open to review status above represent loans where we have not completed our review process. We appealed approximately 65% of claims received between June 30, 2009, and June 30, 2010.

October 14, 2010

Substantially all of our historical originations have been prime mortgage loans. Less than 6% of our claims over the past 12 months related to specialty products which would include Alt-A originations. Accordingly, we do not believe that disclosure of our loan repurchase and indemnification claims by product enhances investor understanding or is material. As a result, we intend to revise our future filings beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, to disclose outstanding loan repurchase and indemnification claims by claimant, including investors and insurers.
As part of our estimation of our loan repurchase and indemnification liability, we consider all loans that were originated or are serviced by us, including both performing and non-performing loans.
We are not presently aware of any pending litigation in which we are a named defendant, or litigation threatened against us, by investors or purchasers of mortgage-backed securities. We are also not aware of any loan repurchase and indemnification claims other than the unresolved loan repurchase and indemnification claims described above. Therefore, we have no amounts accrued for any such loss contingencies separate from our loan repurchase and indemnification liability referenced above.
We have not experienced a materially greater incidence of claims arising from loans sourced from brokers or other mortgage companies. The estimation of our loan repurchase and indemnification liability is based upon projected loan repurchase and indemnification claims from all sources. In estimating our loan repurchase and indemnification liability, the source of the loan origination is not a factor that we currently consider.
We included a discussion of loan repurchase and indemnification trends on page 38 of our 2009 Form 10-K. Our loan repurchase and indemnification losses have increased as delinquencies in our mortgage servicing portfolio have increased and home prices have declined. Industry data indicates that our overall mortgage servicing portfolio has a lower percentage of delinquent loans on average than our industry peers. Accordingly, although we would anticipate that our lower percentage of loan delinquencies in our mortgage servicing portfolio relative to our peers would result in lower loan repurchase and indemnification claims and losses relative to our peers, we are not aware of specific loan repurchase and indemnification data for our peers that are publicly available and readily accessible and, accordingly, we do not monitor such data.
We intend to revise our future filings beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, to provide additional detail regarding our loan repurchase and indemnification exposure, including disclosure of any material outstanding loan repurchase and indemnification claims existing as of the applicable balance sheet date.
Comment No. 12
So that we may better understand how your exposure to loan recourse has changed from prior periods, please quantify for us your liability for probable losses related to your recourse exposure as of December 31, 2008 and at the end of each interim reporting period in 2010. In future filings, please quantify these amounts for all balance sheet periods presented.

October 14, 2010

Response:
Our recourse exposure arises from loan repurchase and indemnification claims. As of December 31, 2008, and each interim reporting period through June 30, 2010, our loan repurchase and indemnification liability was as follows:

(in millions)
June 30,	March 31,	December 31,	December 31,
2010	2010	2009	2008
$68	$60	$51	$32
We intend to revise our future filings beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, to separately disclose our loan repurchase and indemnification liability as of each balance sheet date presented.
Comment No. 13
With respect to your loans sold with specific recourse, please tell us and revise your future filings to explain the following:
•	How you determine the amount of liability appropriate to cover your exposure to probable losses on loans sold with specific recourse for which a breach of representation or warranty provisions were identified subsequent to sale. In particular, please describe the factors you consider, including the value of any underlying collateral, and how often you update your assessment of collateral values, if applicable.

•	The average length of time between when you sell a loan with recourse and when you become aware of a breach of representation or warranty provisions after the sale; and

•	Any limitations on the time period during which a purchaser of mortgage loans must notify you of a breach of representation or warranty before you are no longer obligated to assume recourse;
Response:
As noted in our response to Comment 11 above, we consider all loans that were originated or are serviced by us, including both performing and non-performing loans, as part of our estimation of our loan repurchase and indemnification liability. When we have determined that a loss is probable on a non-performing loan in which we have the risk of loss (either through retained recourse or an identified representation and warranty violation), we estimate the liability at the loan level based upon the current loss exposure considering the current carrying value of the loan and the estimated current value of the underlying collateral less costs to sell. The value of the underlying collateral is based upon broker price opinions that are updated at least every six months.
Our loan repurchase and indemnification liability related to estimated loan repurchase and indemnification obligations is based upon an estimate of probable loan repurchase and indemnification losses. In deriving this estimate, we utilize our historical loan repurchase and indemnification claim experience, considering current trends, segregated by year of origination. An estimated loss severity is applied to

October 14, 2010

probable loan repurchases and indemnifications in calculating our estimated loan repurchase and indemnification liability.
We generally are not notified of a loan repurchase or indemnification claim until after the borrower has defaulted on the underlying loan. Accordingly, the average length of time between when a loan is originated and when we are notified of any loan repurchase or indemnification claim associated with such loan will vary widely from loan to loan depending on borrower behavior. As our exposure for loan repurchase and indemnification claims generally continues for the life of each underlying loan, we do not measure the average length of time between when a loan is originated and when we are notified of a loan repurchase or indemnification claim.
Previously, we had a program in which we retained risk of loss on loans sold for the first 18 months. This program, however, has been discontinued. Any risk of loss presently borne by us in respect of loans sold under this program is immaterial. Other than applicable statute of limitations or express contractual provisions to the contrary, there is generally no time limit within which an investor may assert a loan repurchase or indemnification claim.
We intend to revise our future filings beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, to expand our disclosures of our loan repurchase and indemnification exposures and related reserve estimates.
Note 14 – Commitments and Contingencies – Mortgage Reinsurance, page 133
Comment No. 14
Please tell us and revise your future filings to explain the following about your mortgage reinsurance activities:
•	How you determine the amount of liability appropriate to cover your exposure to mortgage reinsurance losses. In particular, please describe the factors you consider, including the value of any underlying collateral, and how often you update your assessment of collateral values, if applicable.

•	The average age of the loans for which you have realized reinsurance losses during 2009; and

•	How you determine the dollar amount of securities to be held in trust as of each reporting period related to this potential obligation.
Response:
Our mortgage reinsurance liability is determined based upon an actuarial analysis of our loans subject to mortgage reinsurance that considers current and projected delinquency rates, home prices and the credit characteristics of the underlying loans, including FICO score and loan-to-value ratios. Our actuarial analysis is updated on a quarterly basis and considers current economic trends and the related impact on the housing market to estimate incurred losses in our mortgage reinsurance portfolio at the end of each reporting period. Based on these factors, the actuarial analysis projects the future reinsurance losses over the term of the reinsurance contract and provides an estimated reserve for incurred and incurred but not reported losses as of the end of each reporting period. In addition to the actuarial analysis, we also

October 14, 2010

evaluate the incurred and incurred but not reported losses provided by the primary mortgage insurance companies for loans subject to mortgage reinsurance to assess the adequacy of the actuarial-based reserve. For additional information concerning our mortgage reinsurance liability, please refer to our response to Comment 9 above.
Realized losses for the year ended December 31, 2009, included losses paid pursuant to our reinsurance contracts as well as losses related to the commutation of two reinsurance agreements. The entire amount of realized losses paid pursuant to our reinsurance contracts in 2009 related to loans originated during 2006.
The dollar amount of securities held in trust as of each reporting period is contractually specified in the underlying reinsurance agreements based on the original risk in force and the amount of incurred losses to date.
We intend to revise our future filings beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 to include additional disclosures concerning our mortgage reinsurance liability.
SCHEDULE 14A
Board of Directors, page 7
Comment No. 15
Please provide to us and undertake to include in your future filings, revision of this section to comply with the requirements of Items 401(e)(1) of Regulation S-K by providing more detail regarding the experience of Mr. Selitto, your President and CEO, at Ellie Mae including his positions and dates of service as well as a brief description of Ellie Mae. In addition, provide more detail regarding his experience and role at Deep Green including the year in which it originated over $5 billion in home equity loans, the amount of revenues in that year and whether it was a public company at the time. Please identify Mr. Egan as your Chairman.
Response:
We intend to revise our disclosures regarding the experience of Mr. Selitto beginning with our Proxy Statement for our 2011 Annual Meeting of Stockholders as reflected in Exhibit B attached to this letter except to the extent that any such disclosures would no longer be accurate due to changed circumstances.
We intend to revise our disclosures regarding the experience of Mr. James O. Egan under the section captioned “Board of Directors” beginning with our Proxy Statement for our 2011 Annual Meeting of Stockholders to indicate that Mr. Egan currently serves as our non-executive Chairman of the Board.

October 14, 2010

Director Compensation, page 19
Comment No. 16
Please provide disclosure regarding your “processes and procedures” for considering, and determining compensation for your directors, as required by Item 407(e)(3). Revise your disclosure to disclose the role of your CEO and other executive officers in “determining or recommending the amount or form of director compensation” as required by Item 407(e)(3)(ii). In addition, please revise the third paragraph to reconcile your disclosure of director compensation with the Director Compensation Table on page 20 which shows compensation less than the amount in the table. In addition, revise the fourth paragraph to reconcile your disclosure that you grant restricted stock units worth $60,000 to each non-employee director with the Director Compensation Table on page 20 which shows stock awards well in excess of $60,000.
Response:
Except to the extent that any such disclosures would no longer be accurate due to changed circumstances, we intend to revise our future filings beginning with our Proxy Statement for our 2011 Annual Meeting of Stockholders to:
•	Include expanded disclosure regarding our “processes and procedures” for considering and determining compensation for our directors, as required by Item 407(e)(3) of Regulation S-K, consistent with our recent disclosures in our Current Report on Form 8-K filed with the Commission on August 20, 2010, concerning changes in the amount and form of our non-employee director compensation, and taking into account our Human Capital and Compensation Committee Charter that was amended on July 29, 2010, to, among other things, provide such Committee with the authority to review and make recommendations to our Board of Directors as to the amount and form of compensation paid to our non-employee directors; and

•	Include an explicit statement that none of our executive officers played a role in “determining or recommending the amount or form of director compensation.”
We acknowledge the Staff’s comment to revise our disclosure in the third paragraph under the section captioned “Director Compensation” in the Proxy Statement to reconcile our disclosure of director compensation with the Director Compensation Table on page 20 of the Proxy Statement, which shows compensation less than the amount in the Director Compensation Table on page 20 of the Proxy Statement. As disclosed in the footnotes to the Director Compensation Table appearing on page 20 of the Proxy Statement, Messrs. A.B. Krongard, Allan Z. Loren, Gregory J. Parseghian and Francis J. Van Kirk did not serve on our Board of Directors for the full year ended December 31, 2009, and received the director compensation disclosed in the Proxy Statement under the third paragraph of the section captioned “Director Compensation,” pro rated based upon the portion of each calendar quarter that such individual actually served on our Board of Directors during the year. We intend to revise our disclosures regarding the payment practices for director compensation appearing under the section captioned “Director Compensation” beginning with our Proxy Statement for our 2011 Annual Meeting of Stockholders to state our practice to pro rate non-employee director compensation for the portion of each

October 14, 2010

calendar quarter on which an individual director actually serves as a non-employee director on our Board of Directors. We also intend to revise the Director Compensation Table beginning with our Proxy Statement for our 2011 Annual Meeting of Stockholders to include footnote disclosure regarding, as applicable, a director’s service as Non-Executive Chairman of the Board of Directors or as a chair or member of a committee of the Board of Directors and, if a director did not serve in such position for the entire year, the date such director’s service as Non-Executive Chairman of the Board of Directors or as a chair or member of a committee of the Board of Directors commenced or ended.
We acknowledge the Staff’s comment to revise the fourth paragraph to reconcile our disclosure in the fourth paragraph under the section captioned “Director Compensation” regarding our practice to grant restricted stock units worth $60,000 to each non-employee director with the Director Compensation Table on page 20 which shows stock awards well in excess of $60,000. We note that our disclosures in the fourth paragraph appearing under the section captioned “Director Compensation” in the Proxy Statement describes a one-time grant of restricted stock units with an aggregate grant date fair value of approximately $60,000 at the end of the first calendar quarter following the date that a non-employee director first commences service as a member of our Board of Directors. Messrs. James O. Egan, Allan Loren and Gregory Parseghian each began their service as a non-employee director on our Board of Directors in 2009 and were our only non-employee directors to receive these one-time grants of restricted stock units during 2009. In addition, as disclosed in the fifth paragraph under the section captioned “Director Compensation” in the Proxy Statement, non-employee director compensation (other than the initial, one-time grants of restricted stock units to new directors) paid during 2009 was paid half in restricted stock units that are granted under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan and the remaining half in cash. Accordingly, the stock awards granted to Messrs. Egan, Loren, and Parseghian in excess of $60,000 in 2009, and all of the restricted stock unit awards granted to Messrs. Brinkley, Mariner and Van Kirk and Ms. Logan in 2009, each as reflected in the Director Compensation Table, represent the portion of their respective non-employee director compensation paid in restricted stock units pursuant to the payment practices for non-employee directors disclosed in the Proxy Statement. As disclosed in our Current Report on Form 8-K filed with the Commission on August 20, 2010, our Board of Directors has eliminated the one-time $60,000 initial grant of restricted stock units for non-employee directors that first commence service on our Board of Directors after August 18, 2010.
As disclosed in paragraph 7 under the section captioned “Director Compensation” in the Proxy Statement, non-employee directors are also entitled to defer all or any portion of the cash portion of their director compensation pursuant to the PHH Corporation Non-Employee Directors’ Deferred Compensation Plan. If any cash compensation is deferred, a non-employee director is credited with additional restricted stock units with a fair market value equal to the value of the cash compensation that such non-employee director elected to defer. As noted in footnote 4 to the Director Compensation Table appearing in the Proxy Statement, Mr. A.B. Krongard elected to defer $29,128.85 of his director compensation pursuant to the PHH Corporation Non-Employee Directors’ Deferred Compensation Plan. The balance of the stock awards granted to Mr. Krongard in 2009 reflected the portion of his non-employee director compensation paid in restricted stock units pursuant to our payment practices for non-employee director compensation disclosed in the Proxy Statement.

October 14, 2010

Nominating Process and Qualification for Director Nominees, page 16
Comment No. 17
Please provide to us and undertake to include in your future filings, revision of the first paragraph of this section to comply with the requirements of Item 407(c)(2) including, but not limited to, the following:
•	describe any “specific minimum qualifications” that a nominee must have to be recommended by the Corporate Governance Committee including “specific qualities or skills,” as required by Item 407(c)(2)(v);

•	describe the process for identifying nominees for director, as required by Item 407(c)(2)(vi); and

•	describe “how” the Corporate Governance Committee “considers diversity in identifying nominees for director,” as required by Item 407(c)(2)(vi).
Response:
We intend to revise our disclosures regarding our nominating process and the qualifications for director nominees beginning with our Proxy Statement for our 2011 Annual Meeting of Stockholders as reflected in Exhibit C attached to this letter except to the extent that any such disclosures would no longer be accurate due to changed circumstances.
Compensation Discussion and Analysis, page 24
Comment No. 18
Please provide to us and undertake to include in your future filings,
•	revise the section entitled “Role of Management in Executive Compensation Decisions” to replace the general disclosure with specific disclosure consistent with Item 402(b)(xv) and Item 407(e)(3)(ii) that indicates the actual role that your Chief Executive Officer and other executive officers played in “determining or recommending the amount or form of executive and director compensation” including whether the CEO made recommendations as to his own compensation and disclosure of what the Compensation Committee actually did with the CEO’s recommendations regarding the amount and form of compensation for any of the executive officers; and

•	revise the section entitled “Executive Compensation Consultants,” on page 26, to discuss the role played by your Chairman, Mr. Egan (who previously was a partner at PWC for fourteen years) in selecting PWC to provide services to you to assist in determining compensation for both executives and directors and the extent to which the Board considered his relationship with PWC.
Response:
We intend to revise our disclosures appearing in the Compensation Discussion and Analysis section under the caption “Role of Management in Executive Compensation Decisions” beginning with our Proxy Statement for our 2011 Annual Meeting of Stockholders as reflected in Exhibit D attached to this letter

October 14, 2010

except to the extent that any such disclosures would no longer be accurate due to changed circumstances.
We also intend to revise our disclosures appearing in the Compensation Discussion and Analysis section under the caption “Executive Compensation Consultants” beginning with our Proxy Statement for our 2011 Annual Meeting of Stockholders as reflected in Exhibit E attached to this letter except to the extent that any such disclosures would no longer be accurate due to changed circumstances.
* * *
Pursuant to the Staff’s request, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Bill Brown at 856-917-0903 should you have any questions concerning this letter or require further information.
Very truly yours,

Jerome J. Selitto
President and Chief Executive Officer
Attachment

cc:	William F. Brown, Esq.
J. Christopher Clifton, Esq.
Wm. David Chalk, Esq.
Penny J. Minna, Esq.

EXHIBIT A
Risks Related to our Company
     The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows.
     Our Mortgage Production and Mortgage Servicing segments are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. These laws, regulations and judicial and administrative decisions to which our Mortgage Production and Mortgage Servicing segments are subject include those pertaining to: real estate settlement procedures; fair lending; fair credit reporting; truth in lending; compliance with net worth and financial statement delivery requirements; compliance with federal and state disclosure and licensing requirements; the establishment of maximum interest rates, finance charges and other charges; secured transactions; collection, foreclosure, repossession and claims-handling procedures; other trade practices and privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers and guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies. By agreement with our financial institution clients, we are required to comply with additional requirements that our clients may be subject to through their regulators.
     During the third quarter of 2010, several of our mortgage servicing competitors announced the suspension of foreclosure proceedings in various judicial foreclosure states due to concerns associated with the preparation and execution of affidavits used in connection with foreclosure proceedings in such states. In addition, at least one such competitor has announced the temporary suspension of foreclosure proceedings in all 50 states while it reviews its foreclosure procedures. Due, in part, to these announcements, we have received inquiries from regulators and attorneys general of certain states requesting information as to our foreclosure processes and procedures. Additionally, various inquiries and investigations of, and legal proceedings against, certain of our competitors have been initiated by attorneys general of certain states and the U.S. Department of Justice, and certain title insurance companies have announced that they will suspend issuing title insurance policies on properties that have been foreclosed upon by such firms. While we are continuing to monitor these developments, these developments could result in new legislation and regulations that could materially and adversely affect the manner in which we conduct our mortgage servicing business, heightened federal or state regulation and oversight of our mortgage servicing activities, increased costs and potential litigation associated with our mortgage servicing business and foreclosure related activities, and a temporary decline in home purchase loan originations in our mortgage production business due to the heightened number of distressed property sales that have recently characterized existing home sales.
     Further, some local and state governmental authorities have taken, and others are contemplating taking, regulatory action to require increased loss mitigation outreach for borrowers, including the imposition of waiting periods prior to the filing of notices of default and the completion of foreclosure sales and, in some cases, moratoriums on foreclosures altogether. Such regulatory changes in the foreclosure process could increase mortgage servicing costs and could reduce the ultimate proceeds received on the resale of foreclosed properties if real estate values continue to decline. In such event, these changes would also have a negative impact on our liquidity as we may be required to repurchase loans without the ability to sell the underlying property on a timely basis.
     Additionally, on July 21, 2010, the Dodd-Frank Act was signed into law for the express purpose of further regulating the financial services industry, including mortgage origination, sales, and securitization. Certain provisions of the Dodd-Frank Act may impact the operation and practices of Fannie Mae and Freddie Mac and require sponsors of securitizations to retain a portion of the economic interest in the credit risk associated with the assets securitized by them. Federal regulators have been authorized to provide exceptions to the risk retention requirements for certain “qualified mortgages” and mortgages meeting certain underwriting standards prescribed in such regulations. It is unclear whether future

Exhibit A-1

regulations related to the definition of “qualified mortgages” will include the types of conforming mortgage loans we typically sell into GSE-sponsored mortgage-backed securities. If the mortgage loans we typically sell into GSE-sponsored mortgage-backed securities do not meet the definition of a “qualified mortgage,” then the GSEs may be required to retain a portion of the risk of assets they securitize, which may in turn substantially reduce or eliminate the GSEs’ ability to issue mortgage-backed securities. Substantial reduction in, or the elimination of, GSE demand for the mortgage loans we originate would have a material adverse effect on our business, financial condition, results of operations and cash flows since we sell substantially all of our loans pursuant to GSE sponsored programs. It is also unclear what effect future laws or regulations may have on the ability of the GSEs to issue mortgage-backed securities and it is not currently possible to determine what changes, if any, Congress may make to the structure of the GSEs.
     The Dodd-Frank Act also establishes an independent federal bureau of consumer financial protection to enforce laws involving consumer financial products and services, including mortgage finance. The bureau is empowered with examination and enforcement authority. The Dodd-Frank Act also establishes new standards and practices for mortgage originators, including determining a prospective borrower’s ability to repay their mortgage, removing incentives for higher cost mortgages, prohibiting prepayment penalties for non-qualified mortgages, prohibiting mandatory arbitration clauses, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect. In addition, our ability to enter into future ABS transactions may be impacted by the Dodd-Frank Act and other proposed reforms related thereto, the effect of which on the ABS market is currently uncertain. While we are continuing to evaluate all aspects of the Dodd-Frank Act, such legislation and regulations promulgated pursuant to such legislation could materially and adversely affect the manner in which we conduct our businesses, result in heightened federal regulation and oversight of our business activities, and result in increased costs and potential litigation associated with our business activities.
     Our failure to comply with the laws, rules or regulations to which we are subject, whether actual or alleged, would expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, financial position, results of operations or cash flows.
     The industries in which we operate are highly competitive and, if we fail to meet the competitive challenges in our industries, it would have a material adverse effect on our business, financial position, results of operations or cash flows.
     We operate in highly competitive industries that could become even more competitive as a result of economic, legislative, regulatory or technological changes. Competition for mortgage loan originations comes primarily from commercial banks and savings institutions. Many of our competitors for mortgage loan originations that are commercial banks or savings institutions typically have access to greater financial resources, have lower funding costs, and are less reliant than we are on the sale of mortgage loans into the secondary markets to maintain their liquidity, and may be able to participate in government programs that we are unable to participate in because we are not a state or federally chartered depository institution, all of which places us at a competitive disadvantage. The advantages of our largest competitors include, but are not limited to, their ability to hold new mortgage loan originations in an investment portfolio and have access to lower rate bank deposits as a source of liquidity. Additionally, more restrictive loan underwriting standards and the widespread elimination of Alt-A and subprime mortgage products throughout the industry have resulted in a more homogenous product offering, which has increased competition across the industry for mortgage originations.
     The fleet management industry in which we operate is also highly competitive. We compete against large national competitors, such as GE Commercial Finance Fleet Services, Wheels, Inc., Automotive Resources International, Lease Plan International and other local and regional competitors, including numerous competitors who focus on one or two products. Growth in our Fleet Management Services segment is driven principally by increased market share in fleets greater than 75 units and increased fee-based services. Competitive pressures in the Fleet Management industry resulting in a decrease in our market share or lower prices would adversely affect our revenues and results of operations.

Exhibit A-2

     We are substantially dependent upon our secured and unsecured funding arrangements, including our unsecured credit facilities and other unsecured debt, as well as our secured funding arrangements, including issuances of asset-backed securities, short-term mortgage repurchase facilities and other secured credit facilities. If any of our funding arrangements are terminated, not renewed or otherwise become unavailable to us, we may be unable to find replacement financing on economically viable terms, if at all, which would have a material adverse effect on our business, financial position, results of operations and cash flows.
     We are substantially dependent upon various sources of funding, including unsecured credit facilities and other unsecured debt, as well as secured funding arrangements, including asset-backed securities, mortgage repurchase facilities and other secured credit facilities to fund mortgage loans and vehicle acquisitions, a significant portion of which is short-term in nature. Our access to both the secured and unsecured credit markets is subject to prevailing market conditions. Renewal of our existing series of, or the issuance of new series of, vehicle lease asset-backed notes on terms acceptable to us or our ability to enter into alternative vehicle management asset-backed debt arrangements could be adversely affected in the event of: (i) the deterioration in the quality of the assets underlying the asset-backed debt arrangement; (ii) increased costs associated with accessing or our inability to access the asset-backed debt market; (iii) termination of our role as servicer of the underlying lease assets in the event that we default in the performance of our servicing obligations or we declare bankruptcy or become insolvent or (iv) our failure to maintain a sufficient level of eligible assets or credit enhancements, including collateral intended to provide for any differential between variable-rate lease revenues and the underlying variable-rate debt costs. In addition, our access to and our ability to renew our existing mortgage asset-backed debt could suffer in the event of: (i) the deterioration in the performance of the mortgage loans underlying the asset-backed debt arrangement; (ii) our failure to maintain sufficient levels of eligible assets or credit enhancements; (iii) increased costs associated with accessing or our inability to access the mortgage asset-backed debt market; (iv) our inability to access the secondary market for mortgage loans or (v) termination of our role as servicer of the underlying mortgage assets in the event that (a) we default in the performance of our servicing obligations or (b) we declare bankruptcy or become insolvent.
     Certain of our debt arrangements require us to comply with certain financial covenants and other affirmative and restrictive covenants, including requirements to post additional collateral or to fund assets that become ineligible under our secured funding arrangements. An uncured default of one or more of these covenants would result in a cross-default between and amongst our various debt arrangements. Consequently, an uncured default under any of our debt arrangements that is not waived by our lenders and that results in an acceleration of amounts payable to our lenders or the termination of credit facilities would materially and adversely impact our liquidity, could force us to sell assets at below market prices to repay our indebtedness, and could force us to seek relief under the U.S. Bankruptcy Code, all of which would have a material adverse effect on our business, financial position, results of operations and cash flows. See Note 9, “Debt and Borrowing Arrangements” in the accompanying Notes to Condensed Consolidated Financial Statements for additional information regarding our debt arrangements and related financial covenants and other affirmative and restrictive covenants.
     If any of our credit facilities are terminated, including as a result of our breach, or are not renewed or if conditions in the credit markets worsen dramatically and it is not possible or economical for us to complete the sale or securitization of our originated mortgage loans or vehicle leases, we may be unable to find replacement financing on commercially favorable terms, if at all, which could prevent us from originating new mortgage loans or vehicle leases, reduce our revenues attributable to such activities, or require us to sell assets at below market prices, all of which would have a material adverse effect on our overall business and consolidated financial position, results of operations and cash flows.
     Adverse developments in the secondary mortgage market have had, and in the future could have, a material adverse effect on our business, financial position, results of operations and cash flows.

Exhibit A-3

     We historically have relied on selling or securitizing our mortgage loans into the secondary market in order to generate liquidity to fund maturities of our indebtedness, the origination and warehousing of mortgage loans, the retention of mortgage servicing rights and for general working capital purposes. We bear the risk of being unable to sell or securitize our mortgage loans at advantageous times and prices or in a timely manner. Demand in the secondary market and our ability to complete the sale or securitization of our mortgage loans depends on a number of factors, many of which are beyond our control, including general economic conditions, general conditions in the banking system, the willingness of lenders to provide funding for mortgage loans, the willingness of investors to purchase mortgage loans and mortgage-backed securities and changes in regulatory requirements. If it is not possible or economical for us to complete the sale or securitization of certain of our mortgage loans held for sale, we may lack liquidity under our mortgage financing facilities to continue to fund such mortgage loans and our revenues and margins on new loan originations would be materially and negatively impacted, which would materially and negatively impact our Net revenues and Segment profit (loss) of our Mortgage Production segment and also have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows. The severity of the impact would be most significant to the extent we were unable to sell conforming mortgage loans to the GSEs or securitize such loans pursuant to GSE sponsored programs.
     Our senior unsecured long-term debt ratings are below investment grade and, as a result, we may be limited in our ability to obtain or renew financing on economically viable terms or at all.
     Our senior unsecured long-term debt ratings are below investment grade due, in part, to substantial losses incurred in 2008 and high volatility in our earnings, our reliance on short-term secured funding arrangements to finance a substantial portion of our assets, our limited ability to access the credit markets during the height of the recent global credit crisis, and broader economic trends. As a result of our senior unsecured long-term debt credit ratings being below investment grade, our access to the public debt markets may be severely limited in comparison to the ability of investment grade issuers to access such markets. We may be required to rely on alternative financing, such as bank lines and private debt placements and pledge otherwise unencumbered assets. There can be no assurances that we would be able to find such alternative financing on terms acceptable to us, if at all. Furthermore, we may be unable to renew all of our existing bank credit commitments beyond the then-existing maturity dates. As a consequence, our cost of financing could rise significantly, thereby negatively impacting our ability to finance our mortgage loans held for sale, mortgage servicing rights and net investment in fleet leases. Any of the foregoing would have a material adverse effect on our business, financial position, results of operations and cash flows.
     There can be no assurances that our credit rating by the primary ratings agencies reflects all of the risks of an investment in our Common stock or our debt securities. Our credit ratings are an assessment by the rating agency of our ability to pay our obligations. Actual or anticipated changes in our credit ratings will generally affect the market value of our Common stock and our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors on the market value of, or trading market for, our Common stock or our debt securities.
     We are highly dependent upon programs administered by Fannie Mae, Freddie Mac and Ginnie Mae to generate revenues through mortgage loan sales to institutional investors in the form of mortgage-backed securities and for our mortgage servicing business. Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations or cash flows.
     Our ability to generate revenues through mortgage loan sales to institutional investors in the form of mortgage-backed securities depends to a significant degree on programs administered by Fannie Mae, Freddie Mac, Ginnie Mae and others that facilitate the issuance of mortgage-backed securities in the secondary market. These entities play a powerful role in the residential mortgage industry, and we have significant business relationships with them. During 2009, 95% of our mortgage loan sales were sold to, or were sold pursuant to programs sponsored by, Fannie Mae, Freddie Mac or Ginnie Mae. We also derive other material financial benefits from our relationships with Fannie Mae, Freddie Mac and Ginnie

Exhibit A-4

Mae, including the assumption of credit risk by these entities on loans included in mortgage-backed securities in exchange for our payment of guarantee fees, the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures and the use of uncommitted mortgage repurchase facilities with Fannie Mae pursuant to which, as of December 31, 2009, we had total uncommitted capacity of $3.0 billion. Any discontinuation of, or significant reduction or material change in, the operation of these entities or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of these entities would likely prevent us from originating and selling most, if not all, of our mortgage loan originations, and the discontinuation or material decrease in the availability of, or our capacity under, our uncommitted mortgage repurchase facilities with Fannie Mae, could materially and adversely affect our ability to originate mortgage loans, all of which would materially and adversely affect our Net revenues and Segment profit (loss) derived from our Mortgage Production segment, which loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.
     In addition, we service loans on behalf of Fannie Mae and Freddie Mac, as well as loans that have been securitized pursuant to securitization programs sponsored by Fannie Mae, Freddie Mac and Ginnie Mae in connection with the issuance of agency guaranteed mortgage-backed securities and a majority of our mortgage servicing rights relate to these servicing activities. Our status as a Fannie Mae, Freddie Mac and Ginnie Mae approved seller/servicer is subject to compliance with each entity’s respective selling and servicing guides. Loss of our approved seller/servicer status with any of these entities would have a material adverse impact on our Net revenues and Segment profit (loss) derived from our Mortgage Serving segment, which loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations, and cash flows.
     Continued or worsening conditions in the real estate market have adversely impacted, and in the future could continue to adversely impact, our business, financial position, results of operations or cash flows.
     The U.S. economic recession has resulted, and could continue to result, in increased mortgage loan payment delinquencies, home price depreciation and a lower volume of home sales. These trends have negatively impacted and may continue to negatively impact our Mortgage Production and Mortgage Servicing segments through increased loss severities in connection with loan repurchase and indemnification claims due to declining home prices, increased mortgage reinsurance losses due to increased delinquencies and loss severities, and lower home purchase mortgage originations. However, we have experienced a relatively smaller impact from these trends than many of our current and former competitors because we generally sell substantially all of the mortgage loans we originate shortly after origination, we do not generally maintain credit risk on the loans we originate or maintain a loan investment portfolio, substantially all of our mortgage loan originations are prime mortgages rather than Alt-A or subprime mortgages, and our mortgage loan servicing portfolio has experienced a lower rate of payment delinquencies than that of many of our competitors. Nevertheless, these trends have resulted in an increase in the incidence of loan repurchase and indemnification claims and associated losses, as well as an increase in mortgage reinsurance losses, resulting in an increase in our reserves for loan repurchase and indemnification losses and mortgage reinsurance losses. Continuation of these trends could have a material adverse effect on our business, financial position, results of operations and cash flows.

Exhibit A-5

     Our Mortgage Production segment is substantially dependent upon our relationships with Realogy, Merrill Lynch and Charles Schwab, which represented approximately 37%, 16% and 15%, respectively, of our mortgage loan originations for the year ended December 31, 2009, and the termination or non-renewal of our contractual agreements with Realogy, Merrill Lynch or Charles Schwab would materially and adversely impact our mortgage loan originations and resulting Net revenues and Segment profit (loss) of our Mortgage Production segment and this would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.
     We have relationships with several clients that represent a significant portion of our revenues and mortgage loan originations for our Mortgage Production segment. In particular, Realogy, Merrill Lynch and Charles Schwab represented approximately 37%, 16% and 15%, respectively, of our mortgage loan originations for the year ended December 31, 2009. The loss of any one of these clients, whether due to insolvency, their unwillingness or inability to perform their obligations under their respective contractual relationships with us, or if we are not able to renew on commercially reasonable terms any of their respective contractual relationships with us, would materially and adversely impact our mortgage loan originations and resulting Net revenues and Segment profit (loss) of our Mortgage Production segment and this would also have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.
     The termination of our status as the exclusive recommended provider of mortgage products and services promoted by the residential and commercial real estate brokerage business owned and operated by Realogy’s affiliate, NRT, the title and settlement services business owned and operated by Realogy’s affiliate, TRG, and the relocation business owned and operated by Realogy’s affiliate, Cartus, would have a material adverse effect on our business, financial position, results of operations or cash flows.
     Under the Strategic Relationship Agreement, we are the exclusive recommended provider of mortgage loans to the independent sales associates affiliated with the residential and commercial real estate brokerage business owned and operated by Realogy’s affiliates and certain customers of Realogy. The marketing agreement entered into between Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc., Sotheby’s International Affiliates, Inc. and PHH Mortgage Corporation (the “Marketing Agreement”) similarly provides that we are the exclusive recommended provider of mortgage loans and related products to the independent sales associates of Realogy’s real estate brokerage franchisees, which include Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby’s International Affiliates, Inc.
     In addition, the Strategic Relationship Agreement provides that Realogy has the right to terminate the covenant requiring it to exclusively recommend us as the provider of mortgage loans to the independent sales associates affiliated with the residential and commercial real estate brokerage business owned and operated by Realogy’s affiliates and certain customers of Realogy, following notice and a cure period, if:
▪	we materially breach any representation, warranty, covenant or other agreement contained in the Strategic Relationship Agreement, the Marketing Agreement, trademark license agreements (the “Trademark License Agreements”) or certain other related agreements, including, without limitation, our confidentiality agreements in the Mortgage Venture Operating Agreement and the Strategic Relationship Agreement, and our non-competition agreements in the Strategic Relationship Agreement;

▪	we or the Mortgage Venture become subject to any regulatory order or governmental proceeding and such order or proceeding prevents or materially impairs the Mortgage Venture’s ability to originate mortgage loans for any period of time (which order or proceeding is not generally applicable to companies in the mortgage lending business) in a manner that adversely affects the value of one or more of the quarterly distributions to be paid by the Mortgage Venture pursuant to the Mortgage Venture Operating Agreement;

Exhibit A-6

▪	the Mortgage Venture otherwise is not permitted by law, regulation, rule, order or other legal restriction to perform its origination function in any jurisdiction, but in such case exclusivity may be terminated only with respect to such jurisdiction; or

▪	the Mortgage Venture does not comply with its obligations to complete an acquisition of a mortgage loan origination company under the terms of the Strategic Relationship Agreement.
     If Realogy were to terminate its exclusivity obligations with respect to us, one of our competitors could replace us as the recommended provider of mortgage loans to Realogy and its affiliates and franchisees, which would result in our loss of most, if not all, of our mortgage loan originations, Net revenues and Segment profit (loss) of our Mortgage Production segment derived from Realogy’s affiliates, which loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.
     Moreover, certain of the events that give Realogy the right to terminate its exclusivity obligations with respect to us under the Strategic Relationship Agreement would also give Realogy the right to terminate its other agreements and arrangements with us. For example, the Mortgage Venture Operating Agreement also permits Realogy to terminate the Mortgage Venture with us upon our material breach of any representation, warranty, covenant or other agreement contained in the Strategic Relationship Agreement, the Marketing Agreement, the Trademark License Agreements or certain other related agreements that is not cured following any applicable notice or cure period or if we or the Mortgage Venture become subject to any regulatory order or governmental proceeding that prevents or materially impairs the Mortgage Venture’s ability to originate mortgage loans for any period of time (which order or proceeding is not generally applicable to companies in the mortgage lending business) in a manner that adversely affects the value of one or more of the quarterly distributions to be paid by the Mortgage Venture pursuant to the Mortgage Venture Operating Agreement. Upon a termination of the Mortgage Venture by Realogy or its affiliates, Realogy will have the right either (i) to require that we or certain of our affiliates purchase all of Realogy’s interest in the Mortgage Venture or (ii) to cause us to sell our interest in the Mortgage Venture to an unaffiliated third party designated by certain of Realogy’s affiliates. Additionally, any termination of the Mortgage Venture will also result in a termination of the Strategic Relationship Agreement and our exclusivity rights under the Strategic Relationship Agreement. Pursuant to the terms of the Mortgage Venture Operating Agreement, beginning on February 1, 2015, Realogy will have the right at any time upon two years’ notice to us to terminate its interest in the Mortgage Venture. If Realogy were to terminate the Mortgage Venture or our other arrangements with Realogy, including its exclusivity obligations with respect to us, any such termination would likely result in our loss of most, if not all, of our mortgage loan originations, Net revenues and Segment profit (loss) of our Mortgage Production segment derived from Realogy’s affiliates, which loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.
     Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets, may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies.
     We may employ various economic hedging strategies in an attempt to mitigate the interest rate and prepayment risk inherent in many of our assets, including our mortgage loans held for sale, interest rate lock commitments and, from time to time, our mortgage servicing rights. Our hedging activities may include entering into derivative instruments. We also seek to manage interest rate risk in our Mortgage Production and Mortgage Servicing segments partially by monitoring and seeking to maintain an appropriate balance between our loan production volume and the size of our mortgage servicing portfolio, as the value of mortgage servicing rights and the income they provide tend to be counter-cyclical to the changes in production volumes and the gain or loss on loans that result from changes in interest rates. This approach requires our management to make significant estimates with regards to future replenishment rates for our mortgage servicing rights, loan margins, the value of additions to our

Exhibit A-7

mortgage servicing rights and loan origination costs, and many factors can impact these estimates, including loan pricing margins and our ability to adjust staffing levels to meet changing consumer demand.
     We are also exposed to foreign exchange risk associated with our investment in our Canadian operations and with foreign exchange forward contracts that we have entered into, or may in the future enter into, to hedge U.S. dollar denominated borrowings used to fund Canadian dollar denominated leases and operations. Our hedging decisions in the future to manage these foreign exchange risks will be determined in light of the facts and circumstances existing at the time and may differ from our current hedging strategy.
     During the third quarter of 2008, we assessed the composition of our capitalized mortgage servicing portfolio and its relative sensitivity to refinance if interest rates decline, the costs of hedging and the anticipated effectiveness of the hedge given the current economic environment. Based on that assessment, we made the decision to close out substantially all of our derivatives related to mortgage servicing rights during the third quarter of 2008. As of December 31, 2009, there were no open derivatives related to mortgage servicing rights, which has resulted in increased volatility in the results of operations for our Mortgage Servicing segment. Our decisions regarding the levels, if any, of our derivatives related to mortgage servicing rights could result in continued volatility in the results of operations for our Mortgage Servicing segment.
     Our hedging strategies may not be effective in mitigating the risks related to changes in interest rates or foreign exchange rates. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses, and could result in losses in excess of what our losses would have been from had we not used such hedging strategies. There have been periods, and it is likely that there will be periods in the future, during which we incur losses after consideration of the results of our hedging strategies. As stated earlier, the success of our interest rate risk management strategy and our replenishment strategies for our mortgage servicing rights are largely dependent on our ability to predict the earnings sensitivity of our loan servicing and loan production activities in various interest rate environments, as well as our ability to successfully manage any capacity constraints in our mortgage production business. Our hedging strategies also rely on assumptions and projections regarding our assets and general market factors. If these assumptions and projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes including, but not limited to, interest rates or prepayment speeds or foreign exchange rate fluctuations, we may incur losses that could have a material adverse effect on our business, financial position, results of operations or cash flows.
     Changes in interest rates could materially and adversely affect our volume of mortgage loan originations or reduce the value of our mortgage servicing rights, either of which could have a material adverse effect on our business, financial position, results of operations or cash flows.
     Changes in and the level of interest rates are key drivers of our mortgage loan originations in our Mortgage Production segment and mortgage loan refinancing activity, in particular. The level of interest rates are significantly affected by monetary and related policies of the federal government, its agencies and government sponsored entities, which are particularly affected by the policies of the Federal Reserve Board that regulates the supply of money and credit in the United States. The Federal Reserve Board’s policies, including initiatives to stabilize the U.S. housing market and to stimulate overall economic growth, affect the size of the mortgage loan origination market, the pricing of our interest-earning assets and the cost of our interest-bearing liabilities. Changes in any of these policies are beyond our control, difficult to predict, particularly in the current economic environment, and could have a material adverse effect on our business, financial position, results of operations or cash flows.
     Historically, rising interest rates have generally been associated with a lower volume of loan originations in our Mortgage Production segment due to a disincentive for borrowers to refinance at a higher interest rate, while falling interest rates have generally been associated with higher loan originations due to an incentive for borrowers to refinance at a lower interest rate. Our ability to generate Gain on mortgage loans, net in our Mortgage Production segment is significantly dependent on our level

Exhibit A-8

of mortgage loan originations. Accordingly, increases in interest rates could materially and adversely affect our mortgage loan origination volume, which could have a material and adverse effect on our Mortgage Production segment, as well as our overall business and our consolidated financial position, results of operations or cash flows.
     Changes in interest rates are also a key driver of the performance of our Mortgage Servicing segment as the values of our mortgage servicing rights are highly sensitive to changes in interest rates. Historically, the value of our mortgage servicing rights have increased when interest rates rise and have decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates, with changes in fair value of our mortgage servicing rights being included in our consolidated results of operations. Because we do not currently utilize derivatives to hedge against changes in the fair value of our mortgage servicing rights, our consolidated financial positions, results of operations and cash flows are susceptible to significant volatility due to changes in the fair value of our mortgage servicing rights as interest rates change. As a result, substantial volatility in interest rates materially effect our Mortgage Servicing segment, as well as our consolidated financial position, results of operations and cash flows.
     Losses incurred in connection with actual or projected loan repurchase and indemnification claims may exceed our financial statement reserves and we may be required to increase such reserves in the future. Increases to our reserves and losses incurred in connection with actual loan repurchases and indemnification payments could have a material adverse effect on our business, financial position, results of operation or cash flows.
     In connection with the sale of mortgage loans, we make various representations and warranties concerning such loans that, if breached, require us to repurchase such loans or indemnify the purchaser of such loans for actual losses incurred in respect of such loans. These representations and warranties vary based on the nature of the transaction and the purchaser’s or insurer’s requirements but generally pertain to the ownership of the mortgage loan, the real property securing the loan and compliance with applicable laws and applicable lender and GSE underwriting guidelines in connection with the origination of the loan. The aggregate unpaid principal balance of loans sold or serviced by us represents the maximum potential exposure related to loan repurchase and indemnification claims, including claims for breach of representation and warranty provisions. Due, in part, to recent increased mortgage payment delinquency rates and declining housing prices, we have experienced, and may in the future continue to experience, an increase in loan repurchase and indemnification claims due to actual or alleged breaches of representations and warranties in connection with the sale or servicing of mortgage loans. The estimation of our loan repurchase and indemnification liability is subjective and based upon our projections of the incidence of loan repurchase and indemnification claims, as well as loss severities. Given these trends, losses incurred in connection with such actual or projected loan repurchase and indemnification claims may be in excess of our financial statement reserves, and we may be required to increase such reserves and may sustain additional losses associated with such loan repurchase and indemnification claims in the future. Accordingly, increases to our reserves and losses incurred by us in connection with actual loan repurchases and indemnification payments in excess of our reserves could have a material adverse effect on our business, financial position, results of operations or cash flows.
     Additionally, some of our counterparties from whom we have purchased mortgage loans or mortgage servicing rights and from whom we may seek indemnification or against whom we may assert a loan repurchase demand in connection with a breach of a representation or warranty are highly leveraged and have been adversely affected by the recent economic decline in the United States, including the pronounced downturn in the debt and equity capital markets and the U.S. housing market, and unprecedented levels of credit market volatility. As a result, we are exposed to counterparty risk in the event of non-performance by counterparties to our various contracts, including, without limitation, as a result of the rejection of an agreement or transaction in bankruptcy proceedings, which could result in substantial losses for which we may not have insurance coverage.
     The fair values of a substantial portion of our assets are determined based upon significant estimates and assumptions made by our management. As a result, there could be material

Exhibit A-9

uncertainty about the fair value of such assets that, if subsequently proven incorrect or inaccurate, could have a material adverse effect on our business, financial position, results of operations or cash flows.
     A substantial portion of our assets are recorded at fair value based upon significant estimates and assumptions with changes in fair value included in our consolidated results of operations. The determination of the fair value of such assets, including our mortgage loans held for sale, interest rate lock commitments and mortgage servicing rights, involves numerous estimates and assumptions made by our management. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with our mortgage servicing rights based upon assumptions involving interest rates as well as the prepayment rates and delinquencies and foreclosure rates of the underlying serviced mortgage loans.
     As of December 31, 2009, 34% of our total assets were measured at fair value on a recurring basis, and less than 1% of our total liabilities were measured at fair value on a recurring basis. As of December 31, 2009, approximately 43% of our assets and liabilities measured at fair value were valued using primarily observable inputs and were categorized within Level Two of the valuation hierarchy. Our assets and liabilities categorized within Level Two of the valuation hierarchy are comprised of the majority of our mortgage loans held for sale and derivative assets and liabilities. As of December 31, 2009, approximately 58% of our assets and liabilities measured at fair value were valued using significant unobservable inputs and were categorized within Level Three of the valuation hierarchy. Approximately 86% of our assets and liabilities categorized within Level Three of the valuation hierarchy are comprised of our mortgage servicing rights.
     The ultimate realization of the value of our assets that are measured at fair value on a recurring basis may be materially different than the fair values of such assets as reflected in our consolidated statement of financial position as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our consolidated financial position, results of operations or cash flows. Accordingly, there may be material uncertainty about the fair value of a substantial portion of our assets.
     We may be unable to fully or successfully execute or implement our business strategies or achieve our objectives, including our transformation initiatives and goals, and we may be unable to effectively manage the inherent risks of our businesses, including market, credit, operational, and legal and compliance risks, any failure of which could have a material adverse effect on our business, financial position, results of operations or cash flows.
     The businesses in which we engage are complex and heavily regulated and we are exposed to various market, credit, operational and legal and compliance risks. Due, in part, to these regulatory constraints and risks, we may be unable to fully or successfully execute or implement our business strategies or achieve our objectives, including our transformation initiatives and goals, and we may be unable to effectively manage the inherent risks of our businesses, including market, credit, operational, and legal and compliance risks, any failure of which could have a material adverse effect on our business, financial position, results of operations or cash flows.
     In 2009, after assessing our cost structure and processes, we initiated a transformation effort directed towards creating greater operational efficiencies, improving scalability of our operating platforms and reducing our operating expenses. This effort involves evaluating and improving operational and administrative processes, eliminating inefficiencies and targeting areas of the market where we can leverage our competitive strengths. We may be unable to fully or successfully execute or implement our transformation initiatives and objectives, in whole or in part, and, if we are successful, there can be no assurances that we can implement these initiatives in a cost efficient manner or that these initiatives will have the impact that we intend on our business activities and results of operations. Our inability to achieve the goals targeted by our transformation efforts, or to implement and execute these initiatives within the timeframe we have projected, could result in us not achieving our stated goals.

Exhibit A-10

Risks Related to our Common Stock
     Future issuances of our Common stock or securities convertible into our Common stock and hedging activities may result in dilution of our stockholders or depress the trading price of our Common stock.
     If we issue any shares of our Common stock or securities convertible into our Common stock in the future, including the issuance of shares of Common stock upon conversion of our 4.0% Convertible Senior Notes due 2012 (the “2012 Convertible Notes”) and 4.0% Convertible Senior Notes due 2014 (the “2014 Convertible Notes”) or the issuance of shares of Common stock upon exercise or settlement of any outstanding stock options, restricted stock units or performance stock units granted under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, such issuances will dilute the voting power and ownership percentage of our stockholders and could substantially decrease the trading price of our Common stock. In addition, the price of our Common stock could also be negatively affected by possible sales of our Common stock by investors who engage in hedging or arbitrage trading activity that we expect to develop involving our Common stock following the issuance of the 2012 Convertible Notes and 2014 Convertible Notes (collectively, the “Convertible Notes”).
     We also may issue shares of our Common stock or securities convertible into our Common stock in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to increase our capital, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. We cannot predict the size of future issuances of our Common stock or securities convertible into our Common stock or the effect, if any, that such future issuances might have to dilute the voting interests of our stockholders or otherwise on the market price for our Common stock.
     The convertible note hedge and warrant transactions may negatively affect the value of our Common stock.
     In connection with our offering of the 2012 Convertible Notes, we entered into convertible note hedge transactions that cover, subject to anti-dilution adjustments, approximately 12,195,125 shares of our Common stock and sold warrants to purchase, subject to anti-dilution adjustments, up to approximately 12,195,125 shares of our Common stock with affiliates of the initial purchasers of the 2012 Convertible Notes. In connection with the issuance and sale of the 2014 Convertible Notes, we also entered into convertible note hedge transactions that cover, subject to anti-dilution adjustments, approximately 8,525,484 shares of our Common stock and sold warrants to purchase, subject to anti-dilution adjustments, up to approximately 8,525,484 shares of our Common stock with affiliates of the initial purchasers of the 2014 Convertible Notes (together with the affiliates of the initial purchasers of the 2012 Convertible Notes that are parties to the convertible note hedge and warrant transactions associated with the 2012 Convertible Notes, the “Option Counterparties”). The convertible note hedge and warrant transactions are expected to reduce the potential dilution upon conversion of the 2012 Convertible Notes and 2014 Convertible Notes, respectively.
     In connection with hedging these transactions, the Option Counterparties and/or their respective affiliates entered into various derivative transactions with respect to our Common stock. The Option Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Common stock or by selling or purchasing our Common stock in secondary market transactions while the Convertible Notes are convertible, which could adversely impact the price of our Common stock. In order to unwind its hedge position with respect to those exercised options, the Option Counterparties and/or their respective affiliates are likely to sell shares of our Common stock in secondary transactions or unwind various derivative transactions with respect to our Common stock during the observation period for the converted 2012 Convertible Notes and 2014 Convertible Notes. These activities could negatively affect the value of our Common stock.

Exhibit A-11

     Provisions in our charter and bylaws, the Maryland General Corporation Law, and the indentures for the 2012 Convertible Notes and 2014 Convertible Notes may delay or prevent our acquisition by a third party.
     Our charter and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions include, among other things, a classified Board of Directors, advance notice for raising business or making nominations at meetings and “blank check” preferred stock. Blank check preferred stock enables our Board of Directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our Board of Directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the Common stock.
     We are also subject to certain provisions of the Maryland General Corporation Law which could delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Common stock or may otherwise be in the best interest of our stockholders. These include, among other provisions:
•	The “business combinations” statute which prohibits transactions between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder and

•	The “control share” acquisition statute which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.
     Our by-laws contain a provision exempting any share of our capital stock from the control share acquisition statute to the fullest extent permitted by the Maryland General Corporation Law. However, our Board of Directors has the exclusive right to amend our by-laws and, subject to their fiduciary duties, could at any time in the future amend the by-laws to remove this exemption provision.
     Finally, if certain changes in control or other fundamental changes under the terms of the Convertible Notes occur prior to their respective maturity date, holders of the Convertible Notes will have the right, at their option, to require us to repurchase all or a portion of their Convertible Notes and, in some cases, such a transaction will cause an increase in the conversion rate for a holder that elects to convert its Convertible Notes in connection with such a transaction. In addition, the indentures for the 2012 Convertible Notes and 2014 Convertible Notes prohibit us from engaging in certain changes in control unless, among other things, the surviving entity assumes our obligations under the Convertible Notes. These and other provisions of the indentures for the Convertible Notes could prevent or deter potential acquirers and reduce the likelihood that stockholders receive a premium for our Common stock in an acquisition.
     Certain provisions of the Mortgage Venture Operating Agreement and the Strategic Relationship Agreement that we have with Realogy and certain provisions in our other mortgage loan origination agreements could discourage third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay our stockholders in an acquisition transaction.
     Pursuant to the terms of the Mortgage Venture Operating Agreement, Realogy has the right to terminate the Mortgage Venture, at its election, at any time on or after February 1, 2015 by providing two years’ notice to us. In addition, under the Mortgage Venture Operating Agreement, Realogy may terminate the Mortgage Venture if we effect a change in control transaction involving certain competitors or other third parties. In connection with such termination, we would be required to make a liquidated damages payment in cash to Realogy of an amount equal to the sum of (i) two times the Mortgage Venture’s trailing 12 months net income (except that, in the case of a termination by Realogy following a change in control of us, we may be required to make a cash payment to Realogy in an amount equal to

Exhibit A-12

the Mortgage Venture’s trailing 12 months net income multiplied by (a) if the Mortgage Venture Operating Agreement is terminated prior to its twelfth anniversary, the number of years remaining in the first 12 years of the term of the Mortgage Venture Operating Agreement, or (b) if the Mortgage Venture Operating Agreement is terminated on or after its tenth anniversary, two years), and (ii) all costs reasonably incurred by Cendant (now known as Avis Budget Group, Inc.) and its subsidiaries in unwinding its relationship with us pursuant to the Mortgage Venture Operating Agreement and the related agreements, including the Strategic Relationship Agreement, the Marketing Agreement and the Trademark License Agreements. Pursuant to the terms of the Strategic Relationship Agreement, we are subject to a non-competition provision, the breach of which could result in Realogy having the right to terminate the Strategic Relationship Agreement, seek an injunction prohibiting us from engaging in activities in breach of the non-competition provision or result in our liability for damages to Realogy.
     In addition, our agreements with some of our financial institution clients, such as Merrill Lynch and Charles Schwab, provide the applicable financial institution client with the right to terminate its relationship with us prior to the expiration of the contract term if we complete certain change in control transactions with certain third parties. Because we may be unable to obtain consents or waivers from such clients in connection with certain change in control transactions, the existence of these provisions may discourage certain third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay to our stockholders in an acquisition transaction. For the year ended December 31, 2009, approximately 63% of our mortgage loan originations were derived from our financial institutions channel, pursuant to which we provide outsourced mortgage loan services for customers of our financial institution clients.

Exhibit A-13

EXHIBIT B
Jerome J. Selitto, 68, has served as a director and as President and Chief Executive Officer since October 26, 2009. Prior to joining PHH, Mr. Selitto worked at Ellie Mae, Inc., a provider of enterprise solutions, including an online network, software and services for the residential mortgage industry. While at Ellie Mae, Mr. Selitto initially served as a senior consultant beginning in 2007 and, later in 2007 through 2009, as Executive Vice President, Lender Division, a role in which he helped to develop a sales and marketing strategy for a new division of the company focused on linking lenders and mortgage originators on a real-time basis, allowing the lender to immediately screen for loan attributes that met its purchase criteria. Prior to that, in 2000, Mr. Selitto founded and served as Chief Executive Officer of DeepGreen Financial, a privately-held, innovative web-based federal savings bank and mortgage company that grew to become one of the nation’s most successful online home equity lenders, originating over $5 billion in home equity loans during the period from its founding in 2000 through January 2005. From 1992 to 1999, he served as founder and Vice Chairman of Amerin Guaranty Corporation (now Radian Guaranty), a mortgage insurance company he helped grow to an 8% market share and a successful IPO. Mr. Selitto previously served as a Managing Director at First Chicago Corporation and PaineWebber Inc., and as a senior executive at Kidder, Peabody & Co., William R. Hough & Company, and the Florida Federal Savings and Loan Association. Mr. Selitto’s position as President and Chief Executive Officer of the Company and his financial services industry and leadership experience led to a conclusion that it is appropriate that he continue to serve as a director.

Exhibit B-1

EXHIBIT C
Nomination Process and Qualifications for Director Nominees
The Board has established certain procedures and criteria for the selection of nominees for election to our Board. In accordance with such procedures and criteria as set forth in our Corporate Governance Guidelines, the Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Pursuant to its charter, the Corporate Governance Committee is required to identify individuals qualified to become members of the Board, which shall be consistent with the Board’s criteria for selecting new directors. In identifying possible director candidates, the Corporate Governance Committee considers recommendations of professional search firms, stockholders, and members of management or the Board. In evaluating possible director candidates, the Corporate Governance Committee, consistent with the Board’s Corporate Governance Guidelines and its charter, considers criteria such as diversity, age, skills and experience so as to enhance the Board’s ability to oversee in the interest of our stockholders our affairs and business, including, when applicable, to enhance the ability of Committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or NYSE requirement. In considering diversity, in particular, the Corporate Governance Committee considers general principles of diversity in the broadest sense. The Corporate Governance Committee seeks to recommend the nomination of directors who represent different qualities and attributes and a mix of professional and personal backgrounds and experiences that will enhance the quality of the Board’s deliberations and oversight of our business. The Corporate Governance Committee is also responsible for conducting a review of the credentials of individuals it wishes to recommend to the Board as a director nominee, recommending director nominees to the Board for submission for a stockholder vote at either an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors, reviewing the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a significant change in status, including but not limited to an employment change, and recommending whether such a director should be re-nominated to the Board or continue as a director. The Corporate Governance Committee’s assessment of director nominees includes an examination of whether the individual is independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board. Additionally, the Corporate Governance Committee conducts a vetting process that generally includes, among other things, personal interviews, discussions with professional references, background and credit checks, and resume verification. When formulating its director nominee recommendations, the Corporate Governance Committee also considers the advice and recommendations from others as it deems appropriate.

Exhibit C-1

EXHIBIT D
Role of Management in Executive Compensation Decisions. Generally, PHH’s Chief Executive Officer makes recommendations to the Compensation Committee as it relates to the compensation of the Company’s other executive officers. In addition, the Company’s executive officers, including the Company’s Chief Executive Officer, Chief Financial Officer and human resources personnel, may provide input and make proposals as requested by the Compensation Committee regarding the design, operation, objectives and values of the various components of compensation in order to provide appropriate performance and retention incentives for key employees. These proposals may be made on the initiative of the Chief Executive Officer, the executive officers or upon the request of the Compensation Committee. The Compensation Committee, however, makes the ultimate decisions relating to executive compensation design and payouts.
During 2009, George J. Kilroy, PHH’s Acting President and Chief Executive Officer, recommended to the Compensation Committee that the base salaries of Mark Danahy and Bill Brown be increased based upon and consistent with the recommendations of the Compensation Committee’s compensation consultant as discussed below in more detail under “—2009 Executive Compensation Program Design—Base Salaries.” PHH’s President and Chief Executive Officer, Chief Financial Officer, Executive Vice President, Fleet and Executive Vice President, Mortgage also made recommendations and consulted with PwC and the Compensation Committee during 2009 in connection with (i) the design of, and the establishment of the performance targets under, the 2009 PHH Corporation Management Incentive Plan, the 2009 PHH Arval Management Incentive Plan and the 2009 PHH Mortgage Management Incentive Plan, as discussed below in more detail under “—2009 Executive Compensation Program Design—Variable Annual Cash Compensation Programs,” and (ii) the change in the form of compensation under the long-term incentive plan from performance-accelerated RSUs to a mix of Stock Options and performance-vested RSUs, as discussed below in more detail under “—2009 Executive Compensation Program Design—Variable Annual Long-Term Incentive Awards.” Jerome J. Selitto, who was appointed PHH’s President and Chief Executive Officer on October 26, 2009, did not make recommendations or provide input or make proposals regarding the design, operation, objectives and values of the various components of compensation of our executive officers during 2009.

Exhibit D-1

EXHIBIT E
Executive Compensation Consultants. During 2009, the Compensation Committee retained PwC to assist it with the evaluation of the Company’s executive compensation. In determining to retain PwC, the Compensation Committee considered PwC’s prior engagements by the Compensation Committee since February 2008, which was prior to Mr. Egan joining the Board, and did not consider Mr. Egan’s past employment relationship with PwC that ended in 1996. Mr. Egan is not a member of the Compensation Committee and played no role in the Compensation Committee’s decision to engage PwC. Pursuant to its engagement, PwC analyzed and provided comparative executive and director compensation data and compensation program design assistance for the Compensation Committee’s consideration in evaluating and setting the compensation of the Named Executive Officers and the overall structure of the Company’s compensation policies, as well as assistance with market-competitive data in connection with the Company’s Chief Executive Officer search. The compensation services PwC provided to the Compensation Committee resulted in approximately $265,000 in fees paid to PwC during 2009. During 2009, upon prior approval, PwC also provided certain other consulting services to management. These additional services were provided by individuals different from those who work directly with the Compensation Committee. These additional services, which mainly related to corporate tax management/planning, internal audit outsourcing and other consulting services, resulted in payments to PwC of approximately $2,050,000 during 2009. The projects associated with many of these additional services have been completed, and it is expected that work during 2010 related to the remaining services will be about 15% of the amount paid to PwC during 2009 in respect of such services. The Compensation Committee believes that these other services, which are performed by PwC employees other than the PwC employees providing compensation consulting services to the Compensation Committee, do not compromise PwC’s ability to provide the Compensation Committee with an independent perspective on executive compensation. The Compensation Committee has asked PwC to provide executive compensation consulting services to the Compensation Committee again in 2010.

Exhibit E-1